COLUMBIA FUNDS VARIABLE INSURANCE TRUST

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

225 Franklin Street

Boston, MA 02110

December 15, 2015

Mr. Jason P. Fox

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Responses to SEC review of December 31, 2014 N-CSR filings for Columbia Funds Variable Insurance Trust and Columbia Funds Variable Insurance Trust I (the “Trusts”)

Dear Mr. Fox,

This letter is in response to your comments provided telephonically on December 2, 2015 relating to the Trusts’ December 31, 2014 N-CSR filings. Your comments are set forth below, and each is followed by our response.

1.	In the Portfolio of Investments for several funds there is an investment in the Columbia Short-Term Cash Fund (the “Cash Fund”). Please disclose what share class of the Cash Fund is owned.

Response: The Cash Fund is an affiliated money market fund established exclusively for use by various affiliated funds. The Cash Fund does not have multiple classes of shares. The Cash Fund’s shares are not registered under the Securities Act of 1933, as amended (the 1933 Act) because the shares are issued solely in private placement transactions that do not involve any public offering within the meaning of Section 4(a)(2) of the 1933 Act.

2.	In the Portfolio of Investments of Variable Portfolio – AQR Managed Futures Strategy Fund (the “AQR Fund”) there are investments in underlying money market funds. Please disclose the share class owned for each underlying money market fund held.

Response: At December 31, 2014, the AQR Fund held three underlying Money Market Funds: Columbia Short-Term Cash Fund (no classes; see response to 1 above), JPMorgan Prime Money Market Fund (Capital Class), and JPMorgan U.S. Treasury Plus Money Market Fund (Institutional Class).

Effective with the October 31, 2015 shareholder reports, the portfolio holdings disclosures will include the share class owned for all underlying fund investments, when available.

Responses to N-CSR Comments

December 15, 2015

3.	In the derivative section of the Portfolio of Investments of Columbia Variable Portfolio – Core Bond Fund and Columbia Variable Portfolio – Strategic Income Fund, with respect to the credit default swap index (CDX) noted, please include a description of the reference entity.

Response: Effective with the October 31, 2015 shareholder reports and going forward, the Reference Entity will be revised from “CDX North America Investment Grade 24-V1” to “Markit CDX North America Investment Grade Series 24,- Version 1”.

4.	The Notes to Financial Statements of certain series of the Trusts discuss expense waivers/reimbursement arrangements. Please address the existence of expense recoupment arrangements, if any.

Response: None of the series in the Trusts participate in expense recoupment arrangements with Columbia Management Investment Advisers, LLC or its affiliates. Although disclosure is not required when a recoupment arrangement does not exist, Management began including such disclosures effective with the January 31, 2015 shareholder reports.

We hope that these responses adequately address staff comments. The Trusts accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Trusts acknowledge that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trusts further acknowledge that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned at (212) 850-1703.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary